UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]	Merger

[ X ]	Liquidation

[ ]	Abandonment of Registration

(Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: STERLING CAPITAL VARIABLE INSURANCE FUNDS (the “Fund”)

3.	Securities and Exchange Commission File No. 811-21682

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ X ]       Initial Application                     [      ]       Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

434 Fayetteville Street

Raleigh, NC 27601

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

James T. Gillespie	Thomas R. Hiller, Esq.
Sterling Capital Variable Insurance Funds	Ropes & Gray LLP
434 Fayetteville Street, Fifth Floor	800 Boylston Street
Raleigh, NC 27601	Boston, MA 02199
(800) 228-1872	(617) 951-7439

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of Fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

(a)	Sterling Capital Management LLC, 434 Fayetteville Street, 5th Floor, Raleigh, NC 27601, Tel: (800) 228-1872; (records relating to its function as investment adviser and administrator).

(b)	Sterling Capital Management LLC, Two Morrocroft Centre, 4064 Colony Road, Suite 300, Charlotte, NC 28211, Tel: (800) 228-1872; (records relating to its function as investment adviser and administrator).

(b)	U.S. Bank National Association , 425 Walnut Street, M.L. CN-OH-W6TC, Cincinnati, OH 45202, Tel: 513-632-4234 (records relating to its function as custodian).

(c)	BNY Mellon Investment Servicing (US) Inc., 1 Wall Street New York, New York 10286, Tel: 212-635-6324 (records relating to its function as Fund Accountant, Transfer Agent, and Sub-Administrator).

(d)	Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, MA 02199-3600, Tel: 617-951-7000 (Declaration of Trust, Bylaws, Minutes Book, Fund Agreements)

8.	Classification of Fund (check only one):

[ X ]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the Fund is a management company (check only one):

[ X ]	Open-end [ ] Closed-end

10.	State law under which the Fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the Fund (including sub-advisers) during the last five years, even if the Fund’s contracts with those advisers have been terminated.

Sterling Capital Management LLC

434 Fayetteville Street, Fifth Floor

Raleigh, NC 27601

BB&T Asset Management, Inc.

434 Fayetteville Street, Fifth Floor

Raleigh, NC 27601

Scott & Stringfellow LLC

901 East Byrd Street

Richmond, VA 23219

12.	Provide the name and address of each principal underwriter of the Fund during the last five years, even if the Fund’s contracts with those underwriters have been terminated:

Not applicable.

13.	If the Fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es):       Not applicable.

(b) Trustee’s name(s) and address(es):          Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the Fund (e.g., an insurance company separate account)?

[      ]  Yes             [ X ]  No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.	(a)	Did the Fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ]  Yes             [      ]  No

If Yes, state the date on which the board vote took place:   February 24, 2015

If No, explain:

(b)	Did the Fund obtain approval from the shareholders concerning the decision to engage in Liquidation or Abandonment of Registration?

[    ]  Yes             [ X ]  No

If Yes, state the date on which the shareholder vote took place: Not applicable.

If No, explain: Pursuant to authority conferred to the trustees of the Fund by Article IX, Section 4 of the Fund’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”), the trustees terminated the Fund by written notice to the Fund’s shareholders sent on February 24, 2015. Article IX, Section 4 of the Declaration of Trust does not require that shareholders approve the liquidation of the Fund. The notice to shareholders provided for the liquidation of the Fund on or about April 24, 2015.

II.	Distributions to Shareholders

16.	Has the Fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ X ]  Yes             [    ]  No

(a)	If Yes, list the date(s) on which the Fund made those distributions:

April 24, 2015

(b)	Were the distributions made on the basis of net assets?

[ X ]  Yes             [    ]  No

(c)	Were the distributions made pro rata based on share ownership?

[ X ]  Yes             [    ]  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not applicable.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[    ]  Yes             [ X ]  No

If Yes, indicate the percentage of Fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the Fund issued senior securities?

[    ]  Yes             [      ]  No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

Not applicable.

18.	Has the Fund distributed all of its assets to the Fund’s shareholders?

[ X ]  Yes             [    ]  No

If No,

(a)	How many shareholders does the Fund have as of the date this form is filed? [ ]

(b)	Describe the relationship of each remaining shareholder to the Fund: [ ]

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[      ]  Yes             [ X ]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the Fund have any assets as of the date this form is filed?

(See question 18 above)

[    ]  Yes             [ X ]  No

If Yes,

(a)	Describe the type and amount of each asset retained by the Fund as of the date this form is filed:

(b)	Why has the Fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[      ]  Yes             [    ]  No

21.	Does the Fund have any outstanding debts (other than face-amount certificates if the Fund is a face-amount certificate company) or any other liabilities?

[      ]  Yes             [ X ]  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the Fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: Approximately $20,000

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): Not applicable

(iv)	Total expenses (sum of lines (i)-(iii) above): Approximately $20,000

(b)	How were those expenses allocated?

To the Fund.

(c)	Who paid those expenses?

The Fund.

(d)	How did the Fund pay for unamortized expenses (if any)?

Not applicable

23.	Has the Fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[      ]  Yes             [ X ]  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the Fund a party to any litigation or administrative proceeding?

[    ]  Yes  [ X ]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the Fund in that litigation:

[      ]

25.	Is the Fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[      ]  Yes             [ X ]  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

Not Applicable.

26.	(a)	State the name of the Fund surviving the Merger:

(b)	State the Investment Company Act file number of the Fund surviving the Merger:

Investment Company Act Registration No.

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Sterling Capital Variable Insurance Funds (ii) he is the President of Sterling Capital Variable Insurance Funds, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ James T. Gillespie
James T. Gillespie President